UNITED STATES 03006751
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 1-6-03
132-1796

DIVISION OF
MARKET REGULATION

PROCESSED
FEB 26 2003
THOMSON
FINANCIAL

January 6, 2003

Mr. Gerald D. Putnam
Archipelago, LLC
100 South Wacker, Suite 2012
Chicago, IL 60606

| | |
|---|---|
| Act | Securities Exchange Act of 1934 |
| Section | 11A |
| Rule | 11Ac1-1 ; 11Ac1-4 |
| Public Availability | 1-6-03 |

Re: Archipelago ECN

Dear Mr. Putnam:

This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on January 17, 1997 until July 6, 2003. The January 17th letter confirmed that the Archipelago System ("Archipelago ECN" or "System") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule and the Limit Order Display Rule (cumulatively, "Order Execution Rules") and would be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between Archipelago ECN and the Nasdaq System is operational. In the January 17th letter, the Division took the position that it would not recommend the Commission take enforcement action against Nasdaq market makers who are participants in the System, if those Nasdaq market makers enter orders into the System without modifying their public quotations in compliance with the ECN Amendment. That no-action position was temporarily extended most recently in a letter dated March 29, 2002.

The Division continues to condition its position on compliance with the terms expressed in the January 17th letter. These terms include compliance with the non-discrimination provisions of the Addendum to the Nasdaq Workstation II Subscriber Agreement. Archipelago ECN should respond to orders entered into Archipelago ECN through Nasdaq access no slower than Archipelago ECN responds to orders entered directly into the System, and in any event in no more than a few seconds.

The Division further conditions its position upon your representation that Archipelago ECN has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may request records from Archipelago, LLC ("Archipelago") regarding such reviews and tests.

The Division further conditions its position on Archipelago providing brokers access via either Nasdaq or the telephone for a charge of no more than the fee Archipelago charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Archipelago ECN by Nasdaq and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, the Division may request additional representations from you regarding the operation of Archipelago ECN. Further, the Division will consider extending, modifying, or revoking its temporary no-action position prior to July 6, 2003, based on its continuing experience with Archipelago's compliance with the terms of this no-action letter and the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert Colby

Robert L.D. Colby
Deputy Director